As filed with the Securities and Exchange Commission on May 14, 2002

                                                             File No. 030-00039

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                   -------------------------------------------

                                    FORM U-5B
                                 AMENDMENT NO. 1
                             REGISTRATION STATEMENT
                       Filed Pursuant to Section 5 of the
                 The Public Utility Holding Company Act of 1935
                 ----------------------------------------------

                                FirstEnergy Corp.
                              76 South Main Street
                                Akron, Ohio 44308

              (Name of company filing this statement and address of
                          principal executive offices)

            --------------------------------------------------------

                                Leila L. Vespoli
                            Senior Vice President and
                                 General Counsel
                                FirstEnergy Corp.
                              76 South Main Street
                                Akron, Ohio 44308

                     (Name and address of agent for service)

                        ---------------------------------

     Form U-5B filed in Docket No. 030-00039 on February 7, 2002, is hereby amended as follows:

1.   By amending 8.(b) as follows:

    Col. A              Col. B           Col. C        Col. D              Col. E          Col. F         Col. I

    Name of Issuer      Title of Issue   Amount        Amount reserved     Additional      Amount         Amount
                                         Authorized    for Options         Amount          Issued         Pledged by
                                         by Charter    Warrants,           Unissued                       Registrant
                                                       Conversions &                                      and each
                                                       Other Rights                                       Subsidiary

    BSG Properties,     Common-NPV       750           Not applicable      740             10             Not applicable
    Inc.

    Centerior           Common-NPV       850           Not applicable      840             10             Not applicable
    Communications
    Holdings, Inc.

    Centerior Funding   Common-PV        3,000         Not applicable      2,000           1,000          Not applicable
    Corporation         $0.01

    The Cleveland       Common-NPV       105,000,000   Not applicable      25,409,311      79,590,689     Not applicable
    Electric
    Illuminating
    Company

    The Toledo          Common-PV        60,000,000    Not applicable      20,866,113      39,133,887     Not applicable
    Edison Company      $5.00


2. All references in Form U-5B to the Pro Forma Financial Statements for FirstEnergy for the six months ended June 30, 2001 are hereby amended to include references to the Pro Forma Financial Statements for FirstEnergy for the year ended December 31, 2001, which are hereby incorporated by reference to Form 10-K filed April 1, 2002 (File No. 333-21011).

3.   The Index of Exhibits is hereby amended as follows:

D-2 Pro-Forma Financial Statements as filed in Form 10-K for year ended December 31, 2001.

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




                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrants have caused this registration statement to be duly signed on their behalf in Akron, Ohio, on the 14th day of May, 2002.

                                               FIRSTENERGY CORP.


                                                   /s/ Paulette Chatman
                                                   Paulette Chatman
                                                   Assistant Controller
Attest:

/s/ Nancy C. Ashcom
Name:  Nancy C. Ashcom
Title:  Corporate Secretary

                                  VERIFICATION

        The undersigned being duly sworn deposes and says that she has duly executed the attached registration statement dated May 14, 2002 for and on behalf of FirstEnergy Corp.; that she is the Assistant Controller of such company and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that she is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.


                                               /s/ Paulette Chatman
                                               Paulette Chatman

Subscribed and sworn to before me, a notary public this 14th day of May, 2002

(OFFICIAL SEAL)


/s/ Mary Hockwalt Bell
Mary Hockwalt Bell, Esq.
Notary Public Summit County, State of Ohio
My commission has no expiration date

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